

November 9, 2022

Maria Echevarria
Chief Financial Officer
Gaucho Group Holdings, Inc.
112 NE 41st Street, Suite 106
Miami, FL 33137

> **Re: Gaucho Group Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **File No. 001-40075**

Dear Maria Echevarria:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the audit report does not address critical audit matters identified, if any. Please revise to comply with AS 3101.

Note 2. Summary of Significant Accounting Policies
Accounts Receivable, page F-13

2. Please include a discussion of the non-current portion of accounts receivable, including the terms of the receivables and whether or not you have experienced or anticipate collection issues.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest at (202) 551-3432 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction